File No. 82-34834

NEWALTA



SUPPL

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces June Distribution

CALGARY, Alberta, Canada, June 15, 2005 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 15 cents per trust unit for the month of June, 2005 payable on July 15, 2005 to all unitholders of record on June 30, 2005. The ex-distribution date is June 28, 2005.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the June 15, 2005 closing price of $22.35 per trust unit, the June distribution represents an annualized cash-on-cash yield of approximately 8.1%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 42 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com



SEC MAIL
RECEIVED
PROCESSING
JUN 2 2005
WASH., D.C.
192
SECTION